June 26, 2008
VIA Edgar Correspondence
Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

RE:	Sunrise Senior Living, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 1-16499
Filed March 24, 2008
Dear Mr. Spirgel:
This letter sets forth our responses to the comments in your letter dated June 12, 2008.
Form 10-K for the Year Ended December 31, 2006
General
1.	In light of the issues presented by the staff’s previous letter, and the timing uncertainty associated with your FY2007 10-K, we continue to believe that you should amend your FY2006 10-K in response to both our earlier comments as well as the ones presented below.

Sunrise Response:

We continue to believe that we will file our 2007 Form 10-K by July 31, 2008. In addition, we are also working on closing our books for Q1 2008 and expect to file our Q1 2008 Form 10-Q by July 31, 2008 as well. We strongly believe that it is in the best interest of our shareholders to provide them current financial information as quickly as possible. At the current time all of our efforts in our accounting department are focused on the preparation of our 2007 Form 10-K and our Q1 2008 Form 10-Q and we believe that a requirement to amend our 2006 Form 10-K could delay the filing of our 2007 Form 10-K. In addition, under our Bank Credit Facility, we would need to obtain an additional extension of the financial delivery requirements if our 2007 Form 10-K is delayed beyond July 31, 2008. We respectfully request that the Staff allow us to make any required amendments to our 2007 Form 10-K.

2.	We note your request for confidential treatment for your responses to our prior comments 5 (except for the first paragraph)-8 and 13; however, the basis for your request in unclear. Your responses are integral to an understanding of your disclosure relating the Special Independent’s Committee’s investigation and accounting review and do not appear to warrant confidential treatment. Please provide us with your analysis in support of confidential treatment pursuant to Rule 83 or include your entire response to our previous comments on EDGAR.

Sunrise Response:

As the staff is aware, Rule 83 provides a procedure by which persons submitting information to the Commission can request that the information not be disclosed pursuant to a request under the FOIA. Under the Rule, the Commission can afford confidential treatment to such information for, among other reasons, reasons of personal privacy or business confidentiality. Pursuant to that provision, the Company submitted a request under Rule 83 and indicated that certain portions of the Company’s response letter submitted in response to staff comments contained confidential business and financial information of the Company. Paragraph (d) of Rule 83 provides a procedure for when the Commission will request substantiation of the confidential treatment request. As the staff is aware, under Rule 83, we have ten calendar days (subject to possible extension) after the Commission’s Freedom of Information Act Officer has notified us that a FOIA request has been made for the redacted portion of our initial response letter to provide our substantiation as to our request for confidential treatment. Certain appeal rights apply in the event of an adverse determination. In light of the provisions of Rule 83, we were surprised to see that the Staff included information in its most recent comment letter that was contained in the redacted portion of our initial response letter, information that would become public once the staff’s comment letter was posted on the Commission’s Edgar System. We would like to discuss this separately with the Staff.
Item 1A. Risk Factors, page 30
Our potential indemnification obligations and limitations on our director and officer liability insurance may have....page 34
3.	We note your response to prior comment 2. Please clarify whether your D&O insurance policies will reimburse the company for the costs involved in defending any securities actions against any of your current or former executive officers if they are eventually found liable for securities law violations.

Sunrise Response:

We will make the requested clarification by expanding the applicable disclosure under this Risk Factor to read as follows:

We purchase directors and officers liability insurance from insurers based on published ratings by recognized rating agencies, advice from national insurance brokers and consultants and other industry-related insurance information sources. Our directors and officer’s liability insurance covers events for which payment obligations and the timing of payments are only determined in the future. The insurers could become insolvent and unable to fulfill their obligation to defend, pay or reimburse us for insured claims. In addition, the insurer’s obligation to defend, pay, or reimburse us for insured claims would cease with respect to an individual if that individual were found to have committed a deliberate criminal or fraudulent act or in the event the Company ultimately determines that the individual is not entitled to indemnification.

For the reasons noted in our response to comment # 1, we respectfully request that the staff allow us to make the additional disclosure in our 2007 Form 10-K.
Our failure to comply with financial obligations contained in debt instruments...page 41
4.	We note your response to prior comments three, but our comment was not limited to the period ending December 31, 2006. Indicate whether you were in compliance with the financial covenants highlighted in the risk factor as of the filing date of your Form 10-K.

Sunrise Response:

As indicated in our previous response and in Note 13 to our Consolidated Financial Statements set forth in the 2006 Form 10-K, at December 31, 2006, Sunrise was in compliance with the debt covenants included in its Bank Credit Facility, as amended. As of the date of our filing, based on preliminary analysis of 2007 results, management believed that Sunrise would likely be in compliance with the covenants under the Bank Credit Facility for 2007 as well. Please note that we agreed to an amendment with the lenders in the Bank Credit Facility on March 13, 2008 that was designed to enable us to conclude that we were in compliance and would be able to remain in compliance in future periods. In connection with our preparation of the 2007 Form 10-K we are preparing a compliance certificate as of December 31, 2007 for the lenders and we are determining whether our current projections indicate that compliance can be maintained throughout 2008. If we determine that we were not in compliance at any point during 2007 or it is unlikely we can remain in compliance throughout 2008, we will seek an amendment to our Bank Credit Facility and will disclose such fact in our 2007 Form 10-K.
Item 3. Legal Proceedings, page 48
5.	We note your response to prior comment four and are unable to agree. The phrase “certain actions” is vague and require further detail to adequately describe the nature of the litigation as required by Item 103 of Regulation S-K. The fact that the litigation has been settled following the period covered by the Form 10-K is not relevant for the disclosure that is required in this Form 10-K. We reissue our prior comment.

Sunrise Response:

We continue to believe that the additional detail requested by the staff is not required. Nonetheless, we will revise the disclosure to indicate that the “certain actions” consisted of Mr. Rush’s deletion of all active electronic files in his user account on one of his Company-issued laptop computers. For the reasons noted in our response to comment # 1, we respectfully request that the staff allow us to make the revised disclosure in our 2007 Form 10-K.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57
Special Independent Committee Inquiry and Accounting Review, page 59
6.	We note your response to prior comments 5-7. We note from your response that the Special Independent Committee of your Board of Directors identified instances of inappropriate accounting with respect to certain provisions into and/or releases from: (1) the reserve for health and dental insurance claims; (2) the corporate bonus accrual; and (3) the reserve for abandoned projects. It is clear from your disclosure, that the Special Independent Committee has made a distinction between “inappropriate accounting” and unintentional accounting errors. In this regard, revise to disclose that this portion of the review related to inappropriate provisions into and releases from the above-mentioned reserves and why the term “inappropriate” has been used to describe them.

Sunrise Response:

See our response to comment #8.

7.	We note your response that prior comments five through seven. In light of your supplemental response, expand your disclosure to indicate that the Special Independent Committee did not reach any conclusion as to the underlying reason or reasons for any specific instance of inappropriate accounting, including the inappropriate adjustments to certain accruals and reserves during the third quarter of 2003 through the fourth quarter of 2005. In addition, further clarify that neither the Special Independent Committee nor management specifically quantified each instance of inappropriate accounting with respect to such accruals and reserves because neither concluded the adjustments were material on an individual basis, and the total adjustments for the accruals and reserves are reflected in the restated financial statements.

Sunrise Response:

See our response to comment #8.

8.	We note your response to prior comment eight. Please expand your disclosure to make clear that in addition to the allegations of the SEIU, the Special Independent Committee investigated possible inappropriate accounting relating to one judgmental reserve based upon questions raised by a “mid-level accounting person” at the company.

Sunrise Response:

Because comments #’s 6-8 are related, we have combined our responses to these staff comments as set forth below.

Please refer to our response to comment #2 above.

We will add the requested disclosure by expanding the discussion under the Special Independent Committee Inquiry in MD&A so that it reads as follows:
Special Independent Committee Inquiry
In December 2006, Sunrise’s Board of Directors established a Special Independent Committee to review certain allegations made by the SEIU that questioned the timing of certain stock option grants to Sunrise directors and officers over a period of time, and stock sales by certain directors in the months prior to the May 2006 announcement of the Company’s accounting review. In March 2007, Sunrise’s Board of Directors expanded the scope of the

Special Independent Committee’s mandate to include the review of facts and circumstances relating to the historical accounting treatment of certain categories of transactions in the restatement, and to develop recommendations regarding any remedial measures, including those pertaining to internal controls and processes over financial reporting, that it may determine to be warranted. The Special Independent Committee deemed it necessary to understand the underlying causes for the pending restatement in order to evaluate the SEIU’s allegations related to stock sales by certain directors in the months prior to the Company’s announcement of its accounting review.
On September 28, 2007, the Company disclosed that the Special Independent Committee had concluded the fact-finding portion of its inquiry with respect to three issues. The first involved the timing of certain stock option grants. The second involved the facts and circumstances with respect to two significant categories of errors in the pending restatement relating to real estate accounting for the effect of preferences provided to the buyer in a partial sale, certain Sunrise guarantees and commitments on timing of sale accounting and recognition of income upon sale of real estate, and accounting for allocation of profits and losses in those ventures in which Sunrise’s partners received a preference on cash flow. The third involved whether directors and executive officers traded in Sunrise common stock when in possession of non-public knowledge of possible accounting errors related to these real estate transactions prior to Sunrise’s May 2006 announcement of its accounting review. With respect to these three issues, the Special Independent Committee found:
•	no evidence of backdating or other intentional misconduct with respect to the grants on the 38 grant dates examined, including those specifically questioned by the SEIU, or the possible errors identified by the Special Independent Committee in the accounting for stock options;

•	no evidence of an intention to reach an inappropriate accounting result with respect to the two categories of real estate accounting errors reviewed, no knowledge that these accounting errors were incorrect at the time they were made, and no evidence that information was concealed from review by the external auditors at the time the accounting judgments were made; and

•	no evidence that any director or officer who traded in the months prior to the announcement of the Accounting Review had material non-public information relating to either of these two categories of real estate accounting errors.

The Special Independent Committee identified a number of accounting issues under GAAP in connection with certain of the option grants reviewed. As a result of the Special Independent Committee’s findings, the Company concluded that unintentional errors were made in connection with the accounting for a September 1998 repricing and certain other stock option grants. These errors were corrected as part of the restatement of our historical consolidated financial statements as set forth in Note 2 to our Consolidated Financial Statements. See “Restatement of Consolidated Financial Statements — Accounting for Stock-Based Compensation” for additional information.
On September 28, 2007, the Company also disclosed that the investigation of the Special Independent Committee was continuing with respect to certain other categories of restatement items and issues, primarily related to certain accruals and reserves. The Company’s September 28, 2007 disclosure resulted from the Special Independent Committee’s decision to complete the fact finding related to the SEIU’s allegations and to report the results of that fact finding while continuing its inquiry with respect to certain judgmental accruals and reserves in order to provide information to the marketplace on the Special Independent Committee’s findings as promptly as possible. In the course of reviewing the accounting that led to the restatement, the Special Independent Committee identified instances of potential inappropriate accounting with respect to certain provisions into and/or releases from certain judgmental accruals and reserves. Management was also made aware through questions from an employee of possible instances of inappropriate accounting with respect to one judgmental reserve. Management reviewed this information with the Special Independent Committee which then reviewed the judgmental reserve in question as part of its inquiry.
On December 20, 2007, the Company announced the completion of the fact-finding portion of the Special Independent Committee inquiry with respect to the last issue being reviewed by it. The Special Independent Committee identified instances of inappropriate accounting with respect to certain provisions into and/or releases from the following three judgmental accruals and reserves in certain quarters during the period of time from the third quarter of 2003 through the fourth quarter of 2005: (1) the reserve for health and dental insurance claims associated with the Company’s self-insurance program (“health and dental reserve”); (2) the corporate bonus accrual; and (3) the reserve for abandoned projects. The accounting for these reserves involves judgments and estimates. The Special Committee determined that in some instances the judgments were not supportable under GAAP and the provisions into and releases from the reserves were not made on a consistent basis, and therefore, involved inappropriate accounting. The Special Independent Committee did not reach any conclusions with respect to the underlying reason or reasons for any specific instance of inappropriate accounting. The Special Independent Committee also did not specifically quantify each instance of inappropriate accounting that it had identified. As disclosed in Item 9A of this Form 10-K, the Company’s management identified several material weaknesses in the Company’s internal control over financial reporting that the Company’s management believed contributed to the accounting errors, including those related to accruals and reserves, that were corrected as part of the restatement. These included, among others: a lack of sufficient personnel with an appropriate level of accounting knowledge, experience and training to support the size and complexity of the Company’s organizational structure and financial reporting requirements; a failure to set the appropriate tone around accounting and control consciousness; a lack of appropriate oversight of accounting, financial reporting and internal control matters; insufficient analysis and documentation of the application of GAAP to real estate and other transactions; a lack of written procedures for identifying and appropriately applying GAAP to the various categories of items that were corrected in the restatement; a lack of written procedures for monitoring and adjusting balances related to certain accruals and reserves; a lack of effective accounting reviews for routine and non-routine transactions and accounts; and an inability to close the Company’s books in a timely and accurate manner.
Before the Special Independent Committee completed its fact-finding, the Company had determined to restate two of the accruals and reserves—the health and dental reserve and the reserve for abandoned projects—due to accounting errors unrelated to the inappropriate accounting subsequently identified by the Special Independent Committee. Once the Special Independent Committee had identified certain instances of inappropriate accounting, and had completed its investigation, it reviewed its findings with the Company’s new financial management team. The Company’s new financial management team was then charged with reviewing, in detail, all of the affected accounts and with quantifying and recording all the necessary adjustments to properly restate the accounts. During this process, the Company’s new financial management team did not specifically identify or categorize the adjustments between “inappropriate accounting” and other required adjustments within the identified categories. As a result of the Company’s accounting review, the Company recorded “total adjustments” (in which there was no distinct accounting impact from any instances of “inappropriate accounting” because any such impact was already subsumed within the previously required adjustments (for example, required changes in methodology)) to the health and dental reserve, the corporate bonus accrual and the reserve for abandoned projects, which are reflected in the restatement. The total adjustment to the health and dental reserve and the corporate bonus accrual are reflected in the “Other Adjustments” restatement category. The total adjustments for the reserve for abandoned project costs, which was eliminated in its entirety in the restatement, is included in the “Accounting for Costs of Real Estate Projects” restatement category.
For information regarding remedial issues recommended by the Special Independent Committee and adopted by the Board of Directors, please refer to Item 9A in this Form 10-K.
During 2007, we have incurred approximately $52 million in professional fees and other costs in connection with the Company’s Accounting Review and the Special Independent Committee’s inquiry.
For the reasons noted in our response to #1 above, we respectfully request that the staff allow us to include the additional disclosure in our 2007 Form 10-K.
9.	Please provide an analysis to support your statement that details as to the reason(s) why the Special Independent Committee handled its investigation relating to accruals and reserves separately is not meaningful to investors and does not warrant disclosure in your Form 10-K for 2006.

Sunrise Response:

Please refer to our response to comment #2 above.

On September 28, 2007, the Company disclosed the fact finding related to the SEIU’s allegations. The Company also disclosed on September 28, 2007 that the investigation of the Special Independent Committee was continuing with respect to certain other categories of restatement items and issues, primarily related to certain accruals and reserves. The Company’s September 28, 2007 disclosure resulted from the Special Independent Committee’s decision to complete the fact finding related to the SEIU’s allegations and to report the results of that fact finding while continuing its inquiry with respect to certain judgmental accruals and reserves. We will include this additional disclosure in the expanded discussion of the Special Independent Committee Inquiry. See our combined response to comment #’s 6-8 above.

Notes to Consolidated Financial Statements
Note 3. Significant Accounting Policies, page 125
Loss Reserves for Certain Self-Insured Programs, page 129
10.	We note your response to prior comment 14. There is no requirement under a 1934 Act filing to obtain consent from an expert. However, since you have chosen to make reference to the use of a valuation firm or other expert in a periodic report, we expect you to disclose the name of the expert. Alternatively, you may choose to delete the reference to the expert. Please revise accordingly.

Sunrise Response:

We will delete the reference to the expert. Specifically, we will replace the sentence “Sunrise records outstanding losses and expenses for all Self-Insured Risks and for claims under insurance policies issued by SCIC based on the recommendations of independent actuaries” with “Sunrise records outstanding losses and expenses for all Self-Insured Risks and for claims under insurance policies issued by SCIC based on management’s best estimate of the ultimate liability after considering all available information, including expected future cash flows and actuarial analyses.” For the reasons noted in our response to comment #1, we respectfully request that the staff allow us to make any this amendment to our 2007 Form 10-K.
Note 6. Acquisitions, page 134
The Fountains, page 136
11.	We note your response to prior comment 15. Please provide us with the analysis used to support your conclusions that (i) the total equity at risk is sufficient to permit the venture to finance its activities without additional financial support, and (ii) the holders of the equity investment at risk have the obligation to absorb the expected losses of the venture. As part of your response, provide us a schedule that outlines (i) the equity investment at risk, (ii) the venture’s total assets, (iii) the venture’s expected losses, and (iv) your analysis of paragraphs 5(b)(2), 9 and 10 of FIN 46(R).

Sunrise Response:

Our FIN 46(R) analysis is being provided to the staff under separate cover.

12.	Tell us more information about this venture including its name, the structure (i.e., LP, LLC) of the venture and significant details in the joint venture agreement regarding allocation of profit and losses, distributions, liquidation and rights of each venturer. If the venture was structured as a limited partnership, tell us who the GP is, and whether the LP has kick-out rights, liquidation rights or participating rights. If you performed an EITF 04-5 analysis for this entity, please provide it to us in your response.

Sunrise Response:

The requested information regarding the venture is included in our FIN 46(R) analysis, which, as indicated above, is being furnished to the staff under separate cover.

Sunrise acts as the managing member of the venture. Sunrise has the right and authority to carry out the day-to-day business of the venture and is authorized to take any action necessary to carry out the purpose of the venture. However, these duties must be carried out within the operating and capital budgets that must be approved by all members. The budgets also constrain Sunrise with respect to selecting and setting the compensation of management responsible for implementing the venture’s policies and procedures.

All major decisions require the prior written approval of all members. The items that are considered major decisions include approval of the annual operating and capital budget and the amendment or modification of an approved budget.

We observe that Example 6 of EITF 04-5 states that when the limited partners block the approval of budgets, if the budget simply defaults to last year’s budgeted amounts adjusted for inflation and the partnership operates in a mature business for which year-to-year budgets would not be expected to vary significantly, then, the rights of the limited partners to block the approval of the budgets do not allow the limited partners to effectively participate and are not substantive.

For this venture, Sunrise as manager shall operate under the expired approved budget for the last month of the preceding year, adjusted to reflect the then-current charges to the extent known, and if not known increase by the greater of 1) 3.5% or 2) the increase in the CPI the first day of the new year compared to the CPI on the first day of the previous year, until a new budget is approved.

The venture is not a mature business where year-to-year budgets would not be expected to vary significantly. The annual operating budgets fluctuate significantly, due to the constant turnover of residents and the impact that a change in occupancy of one or two beds can have on the smaller communities. Total operating expenses increased by 16.20% between 2005 (annualized) and 2006 and 5.81% between 2006 and 2007. We do not believe that the provision to default to the prior year budget adjusted for inflation in the event that the majority member does not approve the budget is substantive. Historically, we have always obtained budget approval from the majority member.

Investments in Unconsolidated Communities, pages 144-145
13.	Since your share of earnings and return on investment in Metropolitan Senior Housing LLC, Sunrise First Assisted Living Holdings LLC and Sunrise Second Assisted Living Holdings LLC exceeds 20% of your Income Before Income Taxes in the year ended December 31, 2006, you are required to provide separate audited financial statements for each of Metropolitan Senior Housing LLC, Sunrise First Assisted Living Holdings and Sunrise Second Assisted Living Holdings LC for the year ended December 31, 2006 in accordance with Rule 3-09 of Regulation S-X. Please revise or advise.

Sunrise Response:

Rule 3-09 of Regulation S-X requires certain audited financial statements of significant subsidiaries when the registrant’s (1) investment in and advances to the subsidiary or (2) proportional share of pre-tax income exceed 20% of the tested subsidiary. In 2006, Sunrises share of pre-tax earnings was significantly less than 20%. However, Sunrise recorded certain distributions in excess of its investments as a “return on investment in unconsolidated communities”. Certain ventures each completed a refinancing transaction during the year that increased the amount of the debt carried at each venture. These recapitalization transactions resulted in excess proceeds to the venture partners, with no income or loss at the subsidiary. Sunrise first recorded the total distribution as a reduction of its investment in the venture. Then, Sunrise recorded a liability for future financial support to the venture. All remaining distributions were recorded as “Return on investment in unconsolidated communities”. The amount of such earnings from these recapitalization transactions was:
Metropolitan Senior Housing, LLC — $26.2 million
Sunrise First Assisted Holdings, LLC — $11.1 million
Sunrise Second Assisted Holdings, LLC — $10.5 million
For purposes of computing the significance test under Rule 3-09, the Company included only its share of pre-tax income of the subsidiary. Distributions in excess of the Company’s investment were not included. This calculation is not inconsistent with the guidance provided by the SEC staff at the 2002 AICPA SEC Current Developments Conference whereby the staff indicated that it would not insist on Rule 3-09 financial statements if the sole trigger for significance was a non-recurring gain. By analogy, we concluded that such financial statements are not meaningful and request that the staff not object to their exclusion in the circumstances.

Follow-up on our letter dated May 20, 2008 in response to the Staff’s letter dated May 20, 2008
In response #10 regarding critical accounting estimates, we said that we would share our planned disclosure with the staff prior to filing our 2007 Form 10-K. Our planned disclosure is included in Appendix A.
* * * *
If you have any questions or additional comments, please contact me at the number below.
Sincerely yours,

/s/ Richard J. Nadeau
Richard J. Nadeau
Chief Financial Officer
(703) 744-1662

APPENDIX A
CRITICAL ACCOUNTING ESTIMATES
We consider an accounting estimate to be critical if: 1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and 2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates than we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.
Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors. In addition, there are other items within our financial statements that require estimation, but are not deemed critical as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.
     Impairment of Goodwill, Intangibles Assets, Long-Lived Assets and Investments in Ventures
Nature of Estimates Required — Goodwill. Goodwill is not amortized, but is subject to periodic assessments of impairment. We test goodwill for impairment annually during the fourth quarter, or when changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the implied fair value of goodwill (based on a purchase price allocation methodology) with its carrying value. If the carrying value of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Restoration of a previously-recognized goodwill impairment loss is not allowed.
Nature of Estimates Required — Intangibles and Long-Lived Assets. Intangibles and long-lived asset groups are tested for recoverability when changes in circumstances indicate the carrying value may not be recoverable. Events that trigger a test for recoverability include material adverse changes in the projected revenues and expenses, significant underperformance relative to historical or projected future operating results, and significant negative industry or economic trends. A test for recoverability also is performed when management has committed to a plan to sell or otherwise dispose of an asset group and the plan is expected to be completed within a year. Recoverability of an asset group is evaluated by comparing its carrying value to the future net undiscounted cash flows expected to be generated by the asset group. If the comparison indicates that the carrying value of an asset group is not recoverable, an impairment loss is recognized. The impairment loss is measured by the amount by which the carrying amount of the asset group exceeds the estimated fair value. When an impairment loss is recognized for assets to be held and used, the adjusted carrying amount of those assets is depreciated over its remaining useful life. Restoration of a previously-recognized long-lived asset impairment loss is not allowed.
Assumptions and Approach Used. We estimate the fair value of a reporting unit, intangible asset, or asset group based on market prices (i.e., the amount for which the reporting unit, intangible asset or asset group could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value using the income approach and/or the market approach. The income approach uses cash flow projections. Inherent in our development of cash flow projections are assumptions and estimates derived from a review of our operating results, approved business plans, expected growth rates, cost of capital, and tax rates. We also make certain assumptions about future economic conditions, interest rates, and other market data. Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates can change in future periods.
Changes in assumptions or estimates could materially affect the determination of fair value of a reporting unit, intangible asset or asset group and therefore could affect the amount of potential impairment of the asset. The following key assumptions to our income approach include:
•	Business Projections — We make assumptions regarding the levels of revenue from communities and services. We also make assumptions about our cost levels (e.g., capacity utilization, labor costs, etc.). Finally, we make assumptions about the amount of cash flows that we will receive upon a future sale of the communities using estimated cap rates. These assumptions are key inputs for developing our cash flow projections. These projections are derived using our internal business plans and budgets;

•	Growth Rate — A growth rate is used to calculate the terminal value of the business, and is added to budgeted earnings before interest, taxes, depreciation and amortization. The growth rate is the expected rate at which earnings is projected to grow beyond the planning period;

•	Economic Projections — Assumptions regarding general economic conditions are included in and affect our assumptions regarding pricing estimates for our communities and services. These macro-economic assumptions include, but are not limited to, industry projections, inflation, interest rates, price of labor, and foreign currency exchange rates; and

•	Discount Rates — When measuring a possible impairment, future cash flows are discounted at a rate that is consistent with a weighted average cost of capital for a potential market participant. The weighted average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt holders of a business enterprise.
The market approach is one of the other primary methods used for estimating fair value of a reporting unit, asset, or asset group. This assumption relies on the market value (market capitalization) of companies that are engaged in the same or similar line of business.
As a result of our current projections regarding the daily census and projected revenue for Trinity, we recorded an expense of $      million related to the impairment of Trinity goodwill in 2007.
In addition, in 2007, 2006, and 2005, we recorded impairment expense of $      million, $15.7 million, and $2.5 million related to one, four, and one communities, respectively.
Nature of Estimates Required — Investments in Ventures. We hold a minority equity interest in ventures established to develop or acquire and own senior living communities. Those ventures are generally limited liability companies or limited partnerships. The equity interest in these ventures generally range from 10% to 50%.
Our investments in ventures accounted for using the equity and cost methods of accounting are impaired when it is determined that there is “other than a temporary” decline in the fair value as compared to the carrying value of the venture or for equity method investments when individual long-lived assets inside the venture meet the criteria specified above. A commitment to a plan to sell some or all of the assets in a venture would cause a recoverability evaluation for the individual long-lived assets in the venture and possibly the venture itself. Our evaluation of the investment in the venture would be triggered when circumstances indicate that the carrying value may not be recoverably due to loan compliance causes, significant under performance relative to historical or projected future operating performance and significant industry or economic trends.

Assumptions and Approach Used. The assumptions and approach for the evaluation of the individual long-lived assets inside the venture are described above. Our approach for evaluation of an investment in a venture would be based on market prices, when available, or an estimate of the fair value using the market approach. The assumptions and risks related are identical to the disclosure for goodwill, intangible assets and long-lived assets described above.
      Loss Reserves for Self-Insured Programs
Nature of Estimates Required. We utilize large deductible blanket insurance programs in order to contain costs for certain lines of insurance risks including workers’ compensation and employers’ liability risks, automobile liability risk, employment practices liability risk and general and professional liability risks (“Self-Insured Risks”). The design and purpose of a large deductible insurance program is to reduce the overall premium and claims costs by internally financing lower cost claims that are more predictable from year to year, while buying insurance only for higher-cost, less predictable claims.
We have self-insured a portion of the Self-Insured Risks through a wholly owned captive insurance subsidiary, Sunrise Senior Living Insurance, Inc. (“SSLII”). SSLII issues policies of insurance to and receives premiums from Sunrise Senior Living, Inc. that are reimbursed through expense allocation to each operated community and to our wholly-owned communities. SSLII pays the costs for each claim above a deductible up to a per claim limit. Third-party insurers are responsible for claim costs above this limit. These third-party insurers carry an A.M. Best rating of A-/VII or better.
We also offer our employees an option to participate in self-insured health and dental plans. The cost of our employee health and dental benefits, net of employee contributions, is shared by us and the communities based on the respective number of participants working directly either at our corporate headquarters or at the communities. Funds collected are used to pay the actual program costs which include estimated annual claims, third-party administrative fees, network provider fees, communication costs, and other related administrative costs incurred by us. We have aggregate protection which caps the potential liability for both individual and total claims during a plan year. Claims are paid as they are submitted to the plan administrator.

Assumptions and Approach Used for Self-Insured Risks. We record outstanding losses and expenses for the Self-Insured Risks and for our health and dental plans based on management’s best estimate of the ultimate liability after considering all information including expected future cash flows and actuarial analyses. We believe that the allowance for outstanding losses and expenses is appropriate to cover the ultimate cost of losses incurred as of December 31, 2007, but the allowance may ultimately be settled for a greater or lesser amount. Any subsequent changes in estimates are recorded in the period in which they are determined. While a single value is recorded on Sunrise’s balance sheet, loss reserves are based on estimates of future contingent events and as such contain inherent uncertainty. A quantification of this uncertainty would reflect a range of reasonable favorable and unfavorable scenarios. Sunrise’s annual estimated cost for workers compensation costs uses a 75% confidence level meaning that it is 25% likely that the recorded expense will exceed the ultimate incurred cost. Sunrise’s annual estimated cost for the Self-Insured Risks other than workers compensation uses a 90% confidence level. The liability for estimated unpaid self-insured liabilities at any specific point in time is calculated using these same confidence levels.
     Sensitivity Analysis for Self-Insured Risks. The difference between the amounts recorded for workers compensation expense and liability and for all other Self-Insured Risks as compared to the “expected value” (the liability computed using a 50% confidence level) is shown below (000’s omitted):

	Recorded	Expected Value	Difference

Expense recorded in 2007 for:
Workers compensation claims
All other Self-insured risks

Liability at December 31, 2007 for:
Workers compensation claims
All other Self-insured risks
We share any revisions to prior estimates with the communities participating in the insurance programs based on their proportionate share of any changes in estimates. Accordingly, the impact of changes in estimates on Sunrise’s income from operations would be much less sensitive than the differences above.

Assumptions and Approach Used for Health and Dental Plans. For our self-insured health and dental plans, we record a liability for outstanding claims and claims that have been incurred but not yet reported. This estimated liability is based on the historical claim reporting lag and payment trends of health insurance claims and on management’s best estimate of the ultimate liability after considering all information including expected cash flows and actuarial analyses. The estimated annual cost of our health and dental program for 2007 was approximately $_____ million using a 90% confidence level, which was shared 25% by our employees. The variability in the annual expense and the liability for unpaid claims including incurred but not yet reported claims is much less significant than the self insured risks discussed above because the claims are more predictable as they generally are known within 90 days and the high and the low end of the range of estimated cost of individual claims is much closer than the workers’ compensation and employers’ liability risks, automobile liability risk, employment practices liability risk and general and professional liability risks discussed above.
Sensitivity Analysis for Self-Insured Health and Dental Plan Costs. The liability for self insured incurred but not yet reported claims for the self insured health and dental plan is included in “Accrued expenses” in the consolidated balance sheets and was $_____ million and $9.7 million at December 31, 2007 and 2006, respectively. We believe that the liability for outstanding losses and expenses is appropriate to cover the ultimate cost of losses incurred at December 31, 2007, but actual claims may differ. The difference between the recorded liability for self insured incurred but not yet reported claims for the health and dental plan is $_____ higher than the expected value (the liability computed using a 50% confidence level). We record any subsequent changes in estimates in the period in which they are determined and will share with the communities participating in the insurance programs based on their proportionate share of any changes in estimates.
      Variable Interest Entities
Nature of Estimates Required. We hold a minority equity interest in ventures established to develop or acquire and own senior living communities. Those ventures are generally limited liability companies or limited partnerships. Our equity interest in these ventures generally ranges from 10% to 50%.
We review all of our ventures to determine if they are variable interest entities (“VIEs”). If a venture meets the requirements and is a VIE, we must then determine if we are the primary beneficiary of the VIE. Estimates are required for the computation and probability of estimated cash flows, expected losses and expected residual returns of the VIE to determine if we are the primary beneficiary of the VIE and therefore required to consolidate the venture.
Assumptions. In determining whether we are the primary beneficiary of a VIE, we must make assumptions regarding cash flows of the entity, expected loss levels and expected residual return levels. The probability of various cash flow possibilities is determined from business plans, budgets and entity history if available. These cash flows are discounted at the risk-free interest rate. Computations are then made based on the estimated cash flows of the expected losses and residual returns to determine if the entity is a variable interest entity, and, if so, to determine the primary beneficiary. Changes in estimated cash flows and the probability factors could change the determination of the primary beneficiary and whether there is a requirement to consolidate a VIE.

     Valuation of Deferred Tax Assets
Nature of Estimates Required. Deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences that exist between the financial statement carrying value of assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards on a taxing jurisdiction basis. We measure deferred tax assets and liabilities using enacted tax rates that will apply in the years in which we expect the temporary differences to be recovered or paid.
SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”), requires a reduction of the carrying amounts of deferred tax assets by recording a valuation allowance if, based on the available evidence, it is more likely than not (defined by SFAS No. 109 as a likelihood of more than 50 percent) such assets will not be realized. The valuation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in our financial statements or tax returns and future profitability. Our accounting for deferred tax consequences represents our best estimate of those future events. Changes in our current estimates, due to unanticipated events or otherwise, could have a material impact on our financial condition and results of operations.
Assumptions and Approach Used. In assessing the need for a valuation allowance, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets. If, based on the weight of available evidence, it is more likely than not the deferred tax assets will not be realized, we record a valuation allowance. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. As such, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objective negative evidence of recent financial reporting losses. SFAS No. 109 states that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome in determining that a valuation allowance is not needed against deferred tax assets.
This assessment, which is completed on a taxing jurisdiction basis, takes into account a number of types of evidence, including the following:
•	Nature, frequency, and severity of current and cumulative financial reporting losses — A pattern of objectively measured recent financial reporting losses is heavily weighted as a source of negative evidence. In certain circumstances, historical information may not be as relevant due to changed circumstances;

•	Sources of future taxable income — Future reversals of existing temporary differences are heavily-weighted sources of objectively verifiable positive evidence. Projections of future taxable income exclusive of reversing temporary differences are a source of positive evidence only when the projections are combined with a history of recent profits and can be reasonably estimated. Otherwise, these projections are considered inherently subjective and generally will not be sufficient to overcome negative evidence that includes relevant cumulative losses in recent years, particularly if the projected future taxable income is dependent on an anticipated turnaround to profitability that has not yet been achieved. In such cases, we generally give these projections of future taxable income no weight for the purposes of our valuation allowance assessment pursuant to SFAS No. 109; and

•	Tax planning strategies — If necessary and available, tax planning strategies would be implemented to accelerate taxable amounts to utilize expiring carryforwards. These strategies would be a source of additional positive evidence and, depending on their nature, could be heavily weighted.
See Note 15 of the Notes to the Consolidated Financial Statements for more information regarding deferred tax assets.
A return to profitability in certain of our operations would result in a reversal of a portion of the valuation allowance relating to realized deferred tax assets, but we may not change our judgment of the need for a full valuation allowance on our remaining deferred tax assets. In that case, it is likely that we would reverse some or all of the remaining deferred tax asset valuation allowance. However since we have heavily weighted objectively measured recent financial reporting losses and given no weight to subjectively determined projections of future taxable income exclusive of reversing temporary differences, we have concluded as of December 31, 2007 and 2006 that it is more likely than not such deferred tax assets will not be realized (in whole or in part), and accordingly, we have recorded a full valuation allowance against the net deferred tax assets.
At December 31, 2007 and 2006, our deferred tax assets, net of the valuation allowances of $_____ million and $13.1 million, respectively, were $_____ million and $113.9 million, respectively. These net deferred tax assets related to operations where we believed it was more likely than not that these net deferred tax assets would be realized through future taxable earnings. Accordingly, no valuation allowance has been established on our remaining net deferred tax assets. We will continue to assess the need for a valuation allowance in the future. Changes in our current estimates, due to unanticipated events or otherwise, could have a material impact on our financial condition and results of operations.

     Liability for Possible Tax Contingencies
Liabilities for tax contingencies are recognized based on the requirements of FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes. FIN 48 is an interpretation of FASB Statement No. 109 regarding the calculation and disclosure of reserves for uncertain tax positions. FIN 48 requires us to analyze the technical merits of our tax positions and determine the likelihood that these positions will be sustained if they were ever examined by the taxing authorities. If we determine that it is unlikely that our tax positions will be sustained, a corresponding liability is created and the tax benefit of such position is reduced for financial reporting purposes.
Evaluation and Nature of Estimates Required. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step in the evaluation process is recognition. The enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.
The second step in the evaluation process is measurement. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which:
     (a) the threshold is met (for example, by virtue of another taxpayer’s favorable court decision);
     (b) the position is “effectively settled” by virtue of the closing of an examination where the likelihood of the taxing authority reopening the examination of that position is remote; or
     (c) the relevant statute of limitations expires.
Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold are derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

Interest and Penalties. FIN 48 requires us to accrue interest and penalties that, under relevant tax law, we would incur if the uncertain tax positions ultimately were not sustained. Accordingly, under FIN 48, interest would start to accrue for financial statement purposes in the period in which it would begin accruing under relevant tax law, and the amount of interest expense to be recognized would be computed by applying the applicable statutory rate of interest to the difference between the tax position recognized in accordance with FIN 48 and the amount previously taken or expected to be taken in a tax return. Penalties would be accrued in the first period in which the position was taken on a tax return that would give rise to the penalty.
Assumptions. In determining whether a tax benefit can be recorded, we must make assessments of a position’s sustainability and the likelihood of ultimate settlement with a taxing authority. Changes in our assessments would cause a change in our recorded position and changes could be significant. As of December 31, 2007, we had a recorded liability for possible losses on uncertain tax positions of $_____ million. Our reasonably possible exposure to loss in excess of our recorded position of $____ million is $_____ million.
     Accounting for Financial Guarantees
When we enter into guarantees in connection with the sale of real estate, we may be prevented from initially either accounting for the transaction as a sale of an asset or recognizing in earnings the profit from the sale transaction. For guarantees that are not entered into in conjunction with the sale of real estate, we recognize at the inception of a guarantee or the date of modification, a liability for the fair value of the obligation undertaken in issuing a guarantee which require us to make various assumptions to determine the fair value. On a quarterly basis, we review and evaluate the estimated liability based upon operating results and the terms of the guarantee. If it is probable that we will be required to fund additional amounts than previously estimated, a loss is recorded for that contingent loss. Fundings that are recoverable as a loan from a venture are considered in the determination of the contingent loss recorded. Loan amounts are evaluated for impairment at inception and then quarterly.
In 2006, we recorded a loss of $50 million for our expected loss on the operating deficit guarantees we have for our German communities and a loss of $22 million for our expected loss on a guarantee of a specified level of net operating income to the Fountains venture. Due to continued deteriorating operating performance of our communities in Germany in 2007 we revised our estimated liability for operating deficit guarantees and as a result, we recorded additional expense of $_____ million. Because our loss on the operating deficit guarantees for our German communities is based on projections spanning numerous years it is highly susceptible to future adverse change and such changes could have a material impact on our financial condition and results of operations.

Assumptions and Approach Used. For the German Operating Deficit Guarantees, we calculated the estimated loss on financial guarantees based on projected operating losses and an assumed sale of the community after the operations have stabilized. The assumed sale value uses estimated cap rates. For the Fountains guarantee of net operating income, we calculated the estimated loss based on projected cash flows during the remaining term of the guarantee. Inherent in our development of cash flow projections are assumptions and estimates derived from a review of our operating results, approved business plans, expected growth rates, cost of capital, and tax rates. We also make certain assumptions about future economic conditions, interest rates, and other market data. Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates can change in future periods.
Changes in assumptions or estimates could materially affect the determination of fair value of an asset. The following key assumptions to our income approach include:
•	Business Projections — We make assumptions regarding the levels of revenue from communities and services. We also make assumptions about our cost levels (e.g., capacity utilization, labor costs, etc.). Finally, we make assumptions about the amount of cash flows that we will receive upon a future sale of the communities using estimated cap rates. These assumptions are key inputs for developing our cash flow projections. These projections are derived using our internal business plans and budgets;

•	Growth Rate — A growth rate is used to calculate the terminal value of the business, and is added to budgeted earnings before interest, taxes, depreciation and amortization. The growth rate is the expected rate at which earnings is projected to grow beyond the planning period;

•	Economic Projections — Assumptions regarding general economic conditions are included in and affect our assumptions regarding pricing estimates for our communities and services. These macro-economic assumptions include, but are not limited to, industry projections, inflation, interest rates, price of labor, and foreign currency exchange rates; and

•	Discount Rates — When measuring a possible impairment, future cash flows are discounted at a rate that is consistent with a weighted average cost of capital for a potential market participant. The weighted average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt holders of a business enterprise.

In 2006, we recorded a loss of $17 million for our expected loss due to the completion guarantee for our condominium project under construction. Due to continued deterioration of the condominium project in 2007, we revised our estimated liability for the completion guarantee and as a result, we recorded additional expense of $____ million. Accordingly, changes in our current estimates, due to unanticipated events or otherwise, could have a material impact on our financial condition and results of operations.
Assumptions and Approach Used in Calculating our Loss on Completion Guarantees. The computation of our expected loss on our completion guarantee involves the use of various estimating techniques to determine total estimated project costs at completion. Contract estimates involve various assumptions and projections relative to the outcome of future events over a period of time including the nature and complexity of the work to be performed, the cost and availability of materials and the impact of delays. These estimates are based on our best judgment. A significant change in one or more of these estimates could affect the ultimate cost of our condominium development project. We review our contract estimates at least quarterly to assess revisions in contract values and estimated costs at completion. We have recorded our best estimate of our loss but it is reasonably possible that our possible loss could exceed amounts recorded.
     Litigation
Litigation is subject to uncertainties and the outcome of individual litigated matters is not predictable with assurance. Various legal actions, claims and proceedings are pending against us, some for specific matters describe in Note 18 to the financial statements and others arising in the ordinary course of business. We have established loss provisions for matters in which losses are probable and can be reasonably estimated. In other instances, we are not able to make a reasonable estimate of any liability because of uncertainties related to the outcome and/or the amount or range of losses. At December 31, 2007, we have recorded an accrual of $_____ million for our estimated exposure to loss related to the Trinity OIG Investigation and qui tam action discussed in Note 18 to the Consolidated Financial Statements. We have not recorded any loss related to our possible exposure to shareholder litigation as a potential loss is not probable or estimable. We have $20 million of insurance coverage to cover potential losses. Changes in our current estimates, due to unanticipated events or otherwise, could have a material impact on our financial condition and results of operations.